Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com

November 16, 2006

Via EDGAR and Facsimile (202) 772-9218

Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:LSI Industries Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 27, 2006
File No. 333-137675 (the “Registration Statement”)

Dear Ms. Fisher:

On behalf of LSI Industries Inc., we are responding to the Staff’s comments to the Registration Statement contained in the letter dated November 14, 2006. The Company has today filed Amendment No. 2 to the Registration Statement.

1.
We reissue prior comment 2 to our letter dated October 19, 2006 in part. Rule 430(B)(b) in general permits you only to omit information that is unknown or not reasonably available, the identities of selling securityholders and the amounts of securities registered for each selling securityholder. Other information required by the form must be disclosed. Therefore please disclose here (and in the fee table) the aggregate number of securities being offered by the selling securityholders.

The Company has revised the cover page of the Registration Statement to allocate 600,000 shares of common stock for secondary offerings (plus the additional 1,419,355 shares of common stock issued to SACO Technologies, Inc. in connection with the Registrant’s acquisition of such company in June, 2006). The Company has similarly revised the Prospectus cover page and the “Selling Securityholders” section.

If you have any questions or comments, please feel free to contact me.

Sincerely, KEATING MUETHING & KLEKAMP PLL

By:	/s/ Mark A. Weiss
Mark A. Weiss

MAW:slh

cc:	Donald C. Hunt, Attorney-Advisor